January 19, 2011

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	ZYTO Corp
Registration Statement on Form 10-12(g)
Amendment No. 3

Dear Mr. Mancuso:

In connection with our submittal today of the above-referenced Amendment to our Registration Statement to the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 224-7199, Kami Howard, CFO at (801) 224-7199, or David Evans of Kirton & McConkie, PC, counsel to the Company, at (801) 328-3600 if you have any questions or comments regarding the foregoing or need any additional information. Thank you for your assistance with this filing.

ZYTO Corp

By: Vaughn R Cook
Title: President and CEO

cc:	Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission

Kami Howard
ZYTO Corp